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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Name of Issuer:  Dianon Systems, Inc.

Title of Class of Securities: Common Stock, par value $.01 per share

CUSIP Number:  252826102

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Norman S. Schleifer
                    c/o Oracle Partners, L.P.
                  712 Fifth Avenue, 45th Floor
                    New York, New York  10019

     (Date of Event which Requires Filing of this Statement)

                          April 9, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.:  252826102

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Larry N. Feinberg

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         348,636

8.  Shared Voting Power:

         376,364

9.  Sole Dispositive Power:

         348,636

10. Shared Dispositive Power:

         376,364

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         725,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         11.04%

14. Type of Reporting Person

         IN














































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CUSIP No.:  252826102

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Oracle Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         371,364

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         371,364

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         371,364

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         5.65%

14. Type of Reporting Person

         PN














































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Item 1.  Security and Issuer

         This statement relates to shares of the Common Stock,

par value $.01 per share (the "Shares") of Dianon Systems, Inc.

(the "Issuer").  The Issuer's principal executive office is

located at 200 Watson Boulevard, Stratford, Connecticut 06615.

Item 2.  Identity and Background

         This statement is being filed on behalf of Mr. Larry N.

Feinberg and Oracle Partners, L.P. (collectively, the "Reporting

Persons").  Mr. Feinberg is the managing general partner of

Oracle Partners, L.P.(the "Partnership") and Oracle Institutional

Partners, L.P., both of which are investment limited

partnerships, and the President of Oracle Investment Management,

Inc., an investment adviser that has investment discretion over certain managed accounts.  The principal office of the Reporting

Persons is at 712 Fifth Avenue, 45th Floor, New York, New York

10019.

         Neither of the Reporting Persons have during the last

five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Neither of the

Reporting Persons have during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.




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         Mr. Feinberg is a citizen of the United States of

America.  The Partnership is a Delaware limited partnership.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Feinberg is deemed to

beneficially own 725,000 Shares, of which the Partnership is the beneficial owner of 371,364 Shares.  The Shares of which Mr.

Feinberg is deemed to benefically own are held by: (i) the

Partnership, other investment partnerships and managed accounts over which Mr. Feinberg has investment discretion; (ii) by Mr.

Feinberg and other investment professionals of Oracle Investment

Management individually; and (iii) by a retirement plan of Oracle

Investment Management over which Mr. Feinberg has investment discretion.

         The 725,000 Shares were purchased in open market

transactions at an aggregate cost of $5,371,354.  The funds for the purchase of the Shares held by the Partnership and other investment partnerships came from capital contributions to such partnerships by their respective general and limited partners.

The funds for the purchase of the Shares held in the managed accounts came from each managed account's own funds.  The funds for the purchase of the Shares held by Mr. Feinberg, other

investment professionals and the retirement plan came from direct contributions from such persons.  No leverage was used to

purchase the Shares.






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Item 4.  Purpose of Transaction

         The Shares deemed to be beneficially owned by the

Reporting Persons were acquired for, and are being held for,

investment purposes.  The Reporting Persons may acquire

additional Shares, dispose of all or some of the Shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

         The Reporting Persons do not have any plan or proposal

which relates to, or would result in, any of the actions

enumerated in Item 4 of the instructions to Schedule 13D.

However, the Reporting Persons reserve the right to discuss

company business with management, make proposals to management and/or take other actions to influence the management of Issuer should they deem such actions appropriate.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Feinberg is deemed to be the

beneficial owner of 725,000 Shares, of which the Partnership beneficially owns 371,365 Shares.  Based on the Issuer's most recent Form 10-K, as of March 4, 1999, there were 6,567,915

Shares outstanding.  Therefore, Mr. Feinberg is deemed to

beneficially own 11.04% and the Partnership beneficially owns

5.65% of the outstanding Shares.  Mr. Feinberg has sole power to vote, direct the vote, dispose of or direct the disposition of

348,636 Shares.  Mr. Feinberg has shared power to vote, direct the vote, dispose of or direct the disposition of 376,364 Shares.




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The Partnership has shared power to vote, direct he vote, dispose of or direct the disposition of 371,364 Shares.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         The Reporting Persons have no contract, arrangement,

understanding or relationship with any person with respect to the

Shares.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Persons during the past 60 days is filed herewith as Exhibit B.


         Signature

         The undersigned, after reasonable inquiry and to the

best of their knowledge and belief, certifies that the

information set forth in this statement is true, complete and correct.



April 15, 1999

                             /s/ Larry N. Feinberg
                             ________________________________
                             Larry N. Feinberg

                             ORACLE PARTNERS, L.P.

                             /s/ Larry N. Feinberg
                             _________________________________
                             By: Larry N. Feinberg
                                 General Partner


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                                                        Exhibit A



                            AGREEMENT

         The undersigned agree that this Schedule 13D dated

April 15, 1999 relating to the Common Stock of Dianon Systems,

Inc. shall be filed on behalf of the undersigned.




                             /s/ Larry N. Feinberg
                             ________________________________
                             Larry N. Feinberg

                             ORACLE PARTNERS, L.P.

                             /s/ Larry N. Feinberg
                             ________________________________
                             By: Larry N. Feinberg
                                 General Partner




























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                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS


                                             Price Per Share
Date         Shares Purchased or (Sold)   (excluding Commission)

3/31/99                10,000                     $8.750
4/9/99                 15,000                      8.125
4/12/99                11,600                      8.375









































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00751001.BC2